Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas 77002

Via EDGAR

September 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-264220) of Crescent Energy Company

Ladies and Gentleman:

On behalf of Crescent Energy Company and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. eastern time on September 8, 2022, or as soon thereafter as practicable, unless Crescent Energy Company notifies you otherwise prior to such time.

Please call Doug McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 with any questions regarding this matter.

Very truly yours, Crescent Energy Company

By:	/s/ Bo Shi
Bo Shi
General Counsel